As filed with the Securities and Exchange Commission on May 21, 2004                                                  Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

THE ROYAL BANK OF SCOTLAND GROUP plc

(Exact Name of Registrant as Specified in Its Charter)

Scotland (State or Other Jurisdiction of Incorporation or Organization)	None (I.R.S. Employer Identification No.)

42 St Andrew Square Edinburgh EH2 2YE United Kingdom (Address of Principal Executive Offices)

The Royal Bank of Scotland Group plc Medium-term Performance Plan

The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme

(Full Title of the Plans)

Donald J. Barry, Jr.

Citizens Financial Group, Inc.

28 State Street

Boston, MA 02109

(Name and Address of Agent for Service)

(617) 725-5928

(Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Peter E. Ruhlin, Esq.

Linklaters

1345 Avenue of the Americas

New York, New York 10105

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee

Ordinary Shares of 25 pence each to be issued under the Medium-term Performance Plan	230,036	$29.40	$6,762,716.57	(1)	$856.84

Ordinary Shares of 25 pence each to be issued under the 1999 Executive Share Option Scheme	556,897	$30.65	$17,070,926.84	(2)	$2,162.89

Total	786,933				$3,019.73

(1)	Stated for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) and Rule 457(h)(1) under the Securities Act of 1933, as amended. Such price has been computed based on the average of the high and low sales prices on the London Stock Exchange on May 18, 2004 for ordinary shares of The Royal Bank of Scotland Group plc converted at the currency exchange ratio of £1.00:$1.7678 on such date.

(2)	Stated for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) and Rule 457(h)(1) under the Securities Act of 1933, as amended. Such price has been computed based on the offering price of the option for ordinary shares of The Royal Bank of Scotland Group plc converted at the currency exchange ratio of £1.00:$1.7678 on May 18, 2004.

PART I

INFORMATION REQUIRED IN THE

SECTION 10(a) PROSPECTUS

The documents containing the information required in Part I of Form S-8 will be sent or given to participating employees as specified in Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”). Such documents and the documents incorporated by reference herein pursuant to Item 3 of Part II hereof, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

ITEM 1.     PLAN INFORMATION.

Not required to be filed with the Securities and Exchange Commission (the “SEC”).

ITEM 2.     REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION.

Not required to be filed with the SEC.

PART II

INFORMATION REQUIRED IN THE

REGISTRATION STATEMENT

ITEM 3.     INCORPORATION OF DOCUMENTS BY REFERENCE.

The Royal Bank of Scotland plc (the “Registrant”) hereby incorporates by reference the following documents filed with the SEC:

1.	Annual Report of the Registrant on Form 20-F for the fiscal year ended December 31, 2003.

2.	Form 6-K reports filed by the Registrant dated April 30, 2004 and May 5, 2004.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

ITEM 4.     DESCRIPTION OF SECURITIES.

The following summary of the rights of the holders of the Registrant’s ordinary shares is only a summary and may not include all of the information that may be important to potential investors. The following summary should be read together with the Registrant’s Memorandum and Articles of Association. Some rights are provided by applicable law.

Share Capital

The Registrant’s authorized ordinary share capital is £1,019,843,851.50. It is comprised of 4,079,375,406 ordinary shares each with a nominal value of 25 pence. As at March 31, 2004, the Registrant had 2,968,952,963 shares issued and outstanding. All these shares are fully paid.

Dividends

Under applicable law, the Registrant may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realized profits not previously distributed or capitalized, less accumulated, realized losses not previously written off. Even if distributable profits are available, the Registrant may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (such as, for example, the share premium account and the capital redemption reserve) and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, the directors of the Registrant have the discretion to determine whether to pay a dividend and the amount of any such dividend but must take into account the Registrant’s financial position and regulatory capital requirements.

The Registrant’s directors also determine the date on which it pays dividends. The Registrant pays dividends to the shareholders on the register on the record date that its directors determine, in proportion to the number of shares which those shareholders hold. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable in respect of shares.

The Registrant’s directors have the discretion, with the prior sanction of an ordinary resolution of shareholders, to offer shareholders the right to elect to receive additional ordinary shares instead of cash dividends. The aggregate value of additional shares which a shareholder may receive under such an election is as nearly as possible equal but not greater than the cash amount the shareholder would have received. The Registrant’s directors may determine that rights to receive shares instead of cash dividends be subject to such exclusions, restrictions or other arrangements as considered necessary or expedient in relation to any laws of any territory.

If a shareholder does not claim a dividend after it has been declared, the Registrant’s directors may invest it or otherwise use it for the Registrant’s benefit until such shareholder claims it. These amounts are not held on trust. If a shareholder does not claim a dividend for twelve years, then that shareholder forfeits it and that dividend becomes the Registrant’s property.

Meetings of Shareholders

United Kingdom company law provides for shareholders to exercise their power to decide on corporate matters at general meetings. The Registrant’s Articles of Association require that it hold a general meeting annually, at intervals of not longer than fifteen months, to consider the statutory accounts and the reports by the auditors and the directors, to elect directors and to approve the appointment and remuneration of auditors. Extraordinary general meetings to consider specific matters are held at the discretion of the Registrant’s directors or, if requested in writing, by shareholders representing at least one-tenth of all of the paid up issued shares. The quorum required for a general meeting is five shareholders present in person and entitled to vote at the meeting.

Voting Rights

Voting at any meeting of the Registrant’s shareholders is by show of hands unless a poll (a vote by the number of shares held rather than by a show of hands) is demanded as described below. On a show of hands, every shareholder who is present in person or through an authorized corporate representative has one vote. Proxies are not allowed to vote on a show of hands. On a poll, every shareholder who is present in person or through an authorized corporate representative or by proxy has one vote for every share held. Only the holders of fully paid shares are allowed to attend meetings or to vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted.

Resolutions generally require the approval of a majority of the Registrant’s shareholders. These resolutions are referred to as ordinary resolutions and require:

•	on a show of hands, a majority in number of the shareholders present and voting in person or through an authorized corporate representative to vote in favor; or

•	on a poll, more than 50% of the votes to be in favor, whether in person or by proxy.

Certain resolutions referred to as special resolutions, however, such as a resolution to amend the Registrant’s Memorandum and Articles of Association, require a 75% majority. These special resolutions require:

•	on a show of hands, at least three quarters of the shareholders present and voting in person or through an authorized corporate representative to vote in favor; or

•	on a poll, at least 75% of the votes to be in favor, whether in person or by proxy.

The chairman of the general meeting has a tie-breaking vote both on a show of hands and on a poll. Any shareholder who is entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote at the meeting on his or her behalf.

The following persons may demand a poll:

•	the chairman of the meeting;

•	three or more shareholders, present in person or by proxy, having the right to vote at the meeting;

•	the depositary for the time being under any deposit agreement with the Registrant for the deposit of any new preference shares;

•	any shareholder or shareholders, present in person or by proxy, who together hold at least 10% all votes held by shareholders having the right to vote at the meeting; or

•	any shareholder or shareholders, present in person or by proxy, who together hold shares on which an aggregate amount has been paid up equal to at least 10% of the total amount paid up on all the shares conferring the right to vote at the meeting.

Disclosure of Interests in Ordinary Shares

Under United Kingdom company law, the Registrant may give written notice, called a Section 212 notice, to any person who the Registrant knows or has reasonable cause to believe owns an interest in the Registrant’s shares requesting information regarding that person’s beneficial interest. If the information is not provided or the Registrant’s directors believe the information provided is false or misleading, the Registrant may restrict that person’s voting, dividend and transfer rights.

Transfer of Shares

Transfers of shares may be made by an instrument of transfer. An instrument of transfer must be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor remains the holder of the relevant shares until the name of the transferee is entered in the share register. Transfers of shares may also be made by a computer based system and transferred without a written instrument in accordance with United Kingdom company law. The Registrant’s directors may refuse to register transfers of shares, but only if their refusal does not prevent dealings in the Registrant’s shares from taking place on an open and proper basis. If the Registrant’s directors refuse to register a transfer, they must send the transferee a notice of the refusal within two months.

Changes in Share Capital

The Registrant’s shareholders must approve increases in share capital by ordinary resolution. The class and other rights attaching to such new shares may be determined either by resolution of the Registrant’s shareholders or by the Registrant’s directors. The Registrant’s directors may issue and allot such new shares if authorized to do so by its shareholders. In addition to any increase, the following changes in share capital must be approved by an ordinary resolution of the Registrant’s shareholders:

•	share consolidations and share splits;

•	subdivisions of shares; and

•	cancellations of shares which have not been taken or agreed to be taken by any person.

Reductions in share capital, capital redemption reserve fund and share premium account must be approved by a special resolution of shareholders and must be confirmed by an order of the court.

Variation of Rights

If the Registrant’s share capital is divided into different classes of shares, the rights of any class of shares may be changed or taken away either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of holders of the shares of the class. Two persons at least holding or representing at least one-third of the nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy.

Lien

The Registrant may not have a lien on fully paid shares.

Shareholders Resident Abroad

If a shareholder has not provided an address in the United Kingdom to the Registrant, the Registrant is not required to send notices directly to that shareholder. The Registrant may also give notices by advertisement published once in at least one leading Scottish and one leading London daily newspaper.

Winding-up

On a winding up, the liquidator may, with the authority of an extraordinary resolution and any other sanction required by the Insolvency Act 1986 of the United Kingdom and subject to the rights attaching to any class of shares, divide amongst the members in specie the whole or any part of the Registrant’s assets or vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members and may determine the scope and the terms of those trusts. No member shall be compelled to accept any assets on which there is a liability.

ITEM 5.     INTERESTS OF NAMED EXPERTS AND COUNSEL.

Not applicable.

ITEM 6.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Except as hereinafter set forth, there is no provision of the Memorandum and Articles of Association of the Registrant or any contract, arrangement or statute under which any director or officer of the Registrant is insured or indemnified in any manner against any liability that he may incur in his capacity as such.

Article 169 of the Registrant’s Articles of Association provides:

“Subject to the provisions of and so far as may be consistent with the Statutes, every Director, Secretary or other officer of the Company, and, if the Directors so determine, an Auditor, shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, expenses and liabilities incurred by him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee or Auditor of the Company and in which decree or judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.”

Section 310 of the United Kingdom Companies Act 1985 (as amended by Section 137 of the United Kingdom Companies Act 1989) provides:

“(1) This section applies to any provision, whether contained in a company’s articles or in any contract with the company or otherwise, for exempting any officer of the company or any person (whether an officer or not) employed by the company as auditor from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company.

(2)	Except as provided by the following subsection, any such provision is void.

(3)	This section does not prevent a company:

(a)	from purchasing and maintaining for any such officer or auditor insurance against any liability, or

(b)	from indemnifying any such officer or auditor against any liability incurred by him:

(i)	defending any proceedings (whether civil or criminal) in which judgment is given in his favour or he is acquitted, or

(ii)	in connection with any application under section 144(3) or (4) (acquisition of shares by innocent nominee) or section 727 of the United Kingdom Companies Act 1985 (general power to grant relief in case of honest and reasonable conduct) in which relief is granted to him by the court.”

Section 727 of the United Kingdom Companies Act 1985 provides:

“(1) If in any proceedings for negligence, default, breach of duty or breach of trust against an officer of a company or a person employed by a company as auditor (whether he is or is not an officer of the company) it appears to the court hearing the case that that officer or person is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that having regard to all the circumstances of the case (including those connected with his appointment) he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from his liability on such terms as it thinks fit.

(2) If any such officer or person as above-mentioned has reason to apprehend that any claim will or might be made against him in respect of any negligence, default, breach of duty or breach of trust, he may apply to the court for relief; and the court on the application has the same power to relieve him as under this section it would have had if it had been a court before which proceedings against that person for negligence, default, breach of duty or breach of trust had been brought.

(3) Whereas a case to which subsection (1) applies is being tried by a judge with a jury, the judge, after hearing the evidence, may, if he is satisfied that the defendant or defender ought in pursuance of that subsection to be relieved either in whole or in part from the liability sought to be enforced against him, withdraw the case in whole or in part from the jury and forthwith direct judgment to be entered for the defendant or defender on such terms as to costs or otherwise as the judge may think proper.”

The Registrant has agreed to indemnify the Registrant’s authorized representative in the United States from and against certain directors’ and officers’ liabilities.

The Registrant has obtained directors’ and officers’ insurance coverage, which, subject to policy terms and limitations, includes coverage to reimburse the Registrant for amounts that may be required or permitted by law to be paid to directors or officers of the Registrant and its consolidated subsidiaries.

ITEM 7.     EXEMPTION FROM REGISTRATION CLAIMED.

Not applicable.

ITEM 8.     EXHIBITS.

4.	Articles of Association of The Royal Bank of Scotland Group plc.

5.	Opinion of Dundas & Wilson CS, counsel to Registrant, as to the legality of the securities being registered.

23.	Consent of Deloitte & Touche LLP.

24.	Power of Attorney (included on the signature page of this registration statement).

99.1	The Royal Bank of Scotland Group plc Medium-term Performance Plan.

99.2	The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme.

ITEM 9.     UNDERTAKINGS.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

The Registrant. Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edinburgh, Scotland, on May 21, 2004.

THE ROYAL BANK OF SCOTLAND plc

By:	/S/ GEORGE ROSS MATHEWSON
Name:	Sir George Ross Mathewson
Title:	Chairman

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Miller Roy McLean, Hew Campbell and Alan Wallace McKean and each of them (with full power to each of them to act alone) his true and lawful attorney-in-fact and agent, with full power of substitution, and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement or any registration statement in connection herewith, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated above.

Name	Title

/S/ GEORGE ROSS MATHEWSON	Chairman
Sir George Ross Mathewson

/S/ ANGUS MACFARLANE MCLEOD GROSSART	Vice Chairman
Sir Angus MacFarlane McLeod Grossart

/S/ IAIN DAVID THOMAS VALLANCE	Vice Chairman
Sir Iain David Thomas Vallance

/S/ FREDERICK ANDERSON GOODWIN Frederick Anderson Goodwin	Director and Group Chief Executive (Principal Executive Officer)

/S/ LAWRENCE KINGSBAKER FISH	Director
Lawrence Kingsbaker Fish

/S/ NORMAN CARDIE MCLUSKIE	Director
Norman Cardie McLuskie

/S/ GORDON FRANCIS PELL	Director
Gordon Francis Pell

/S/ FREDERICK INGLIS WATT Frederick Inglis Watt	Director and Group Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ EMILIO BOTIN – SANZ SAUTUOLA Y GARCIA DE LOS RIOS	Director
Emilio Botin – Sanz Sautuola y Garcia de los Rios

/S/ COLIN BUCHAN	Director
Colin Buchan

/S/ JAMES MCGILL CURRIE	Director
James McGill Currie

/S/ JUAN RODRIGUEZ INCIARTE	Director
Juan Rodriguez Inciarte

/S/ EILEEN ALISON MACKAY	Director
Eileen Alison MacKay

/S/ IAIN SAMUEL ROBERTSON	Director
Iain Samuel Robertson

/S/ STEPHEN ARTHUR ROBSON	Director
Sir Stephen Arthur Robson

/S/ ROBERT AVISSON SCOTT	Director
Robert Avisson Scott

/S/ PETER DENNIS SUTHERLAND	Director
Peter Dennis Sutherland

/S/ DONALD J. BARRY, JR.	Authorized U.S. Representative
Donald J. Barry, Jr.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

4	Articles of Association of The Royal Bank of Scotland Group plc.

5	Opinion of Dundas & Wilson CS, counsel to Registrant, as to the legality of the securities being registered.

23	Consent of Deloitte & Touche LLP.

24	Power of Attorney (included on the signature page of this registration statement).

99.1	The Royal Bank of Scotland Group plc Medium-term Performance Plan.

99.2	The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme.